Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-282565
(To Prospectus dated November 8, 2024,
Prospectus Supplement dated November 8, 2024
and Product Supplement EQUITY SUN-1 dated December 11, 2024)

1,807,099 Units $10 principal amount per unit CUSIP No. 06418W375	Pricing Date Settlement Date Maturity Date	December 23, 2024 December 30, 2024 December 28, 2026

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index

￭Maturity of approximately two years

￭If the Index is flat or increases up to the Step Up Value, a return of 30.15%

￭If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index

￭1-to-1 downside exposure to decreases in the Index, with up to 100.00% of your principal at risk

￭All payments occur at maturity and are subject to the credit risk of The Bank of Nova Scotia

￭No periodic interest payments

￭In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

￭Limited secondary market liquidity, with no exchange listing

￭The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Bank of Nova Scotia (“BNS”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet, “Additional Risk Factors” on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-8 of product supplement EQUITY SUN-1.

The initial estimated value of the notes as of the pricing date is $9.30 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$ 10.00	$18,070,990.00
Underwriting discount	$ 0.20	$361,419.80
Proceeds, before expenses, to BNS	$ 9.80	$17,709,570.20

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

December 23, 2024

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Summary

The Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the CDIC or the FDIC, and are not, either directly or indirectly, an obligation of any third party. The notes are not bail-inable debt securities (as defined in the prospectus). The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BNS. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the STOXX® Global Select Dividend 100 Index (the “Index”), is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-to-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Step-Up Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. The initial estimated value was determined by reference to our internal pricing models, which take into consideration certain factors, such as our internal funding rate on the pricing date and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes		Redemption Amount Determination
Issuer:	The Bank of Nova Scotia (“BNS”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The STOXX® Global Select Dividend 100 Index (Bloomberg symbol: “SDGP”), a price return index
Starting Value:	3,006.46
Ending Value:

The closing level of the Market Measure on the calculation day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-28 of product supplement EQUITY SUN-1.

Step Up Value:	3,912.91 (130.15% of the Starting Value, rounded to two decimal places).
Step Up Payment:	$3.015 per unit, which represents a return of 30.15% over the principal amount.
Threshold Value:	3,006.46 (100.00% of the Starting Value).
Calculation Day:	December 18, 2026
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-14.
Calculation Agent:	BofA Securities, Inc. (“BofAS”).

Market-Linked Step Up Notes TS-2

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement EQUITY SUN-1 dated December 11, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000183988224044766/bns_424b2-25827.htm

￭Prospectus supplement dated November 8, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000183988224038303/bns_424b3-21311.htm

￭Prospectus dated November 8, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000119312524253771/d875135d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. You should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BNS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Index will not decrease from the Starting Value to the Ending Value.

￭You are willing to risk a substantial or entire loss of principal if the Index decreases from the Starting Value to the Ending Value.

￭You are willing to forgo interest payments that are paid on conventional interest-bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

￭You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

￭You believe that the Index will decrease from the Starting Value to the Ending Value.

￭You seek principal repayment or preservation of capital.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other distributions paid on the stocks included in the Index.

￭You seek an investment for which there will be a liquid secondary market.

￭You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors regarding an investment in the notes.

Market-Linked Step Up Notes TS-3

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Hypothetical Payout Profile and Examples of Payments at Maturity

Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100.00% of the Starting Value, the Step Up Payment of $3.015 per unit and the Step Up Value of 130.15% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 100.00, a hypothetical Step Up Value of 130.15, the Step Up Payment of $3.015 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Index, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.000	-100.00%
25.00	-75.00%	$2.500	-75.00%
50.00	-50.00%	$5.000	-50.00%
60.00	-40.00%	$6.000	-40.00%
70.00	-30.00%	$7.000	-30.00%
80.00	-20.00%	$8.000	-20.00%
90.00	-10.00%	$9.000	-10.00%
95.00	-5.00%	$9.500	-5.00%
100.00(1)(2)	0.00%	$13.015(3)	30.15%
110.00	10.00%	$13.015	30.15%
120.00	20.00%	$13.015	30.15%
130.00	30.00%	$13.015	30.15%
130.15(4)	30.15%	$13.015	30.15%
140.00	40.00%	$14.000	40.00%
150.00	50.00%	$15.000	50.00%
160.00	60.00%	$16.000	60.00%

(1)This is the hypothetical Threshold Value.

(2)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 3,006.46, which was the closing level of the Index on the pricing date.

(3)This amount represents the sum of the principal amount and the Step Up Payment of $3.015.

(4)This is the hypothetical Step Up Value.

Market-Linked Step Up Notes TS-4

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Redemption Amount Calculation Examples

Example 1
The Ending Value is 60.00, or 60.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 100.00
Ending Value: 60.00
= $6.00 Redemption Amount per unit
Example 2
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 130.15
Ending Value: 105.00

$10.00 + $3.015 = $13.015 Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3
The Ending Value is 135.00, or 135.00% of the Starting Value:
Starting Value: 100.00
Step Up Value: 130.15
Ending Value: 135.00
= $13.50 Redemption Amount per unit

Market-Linked Step Up Notes TS-5

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-8 of product supplement EQUITY SUN-1, page S-2 of the prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors concerning an investment in the notes.

Structure-Related Risks

￭Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

￭Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

￭Your investment return may be less than a comparable investment directly in the stocks included in the Index.

Market Measure-Related Risks

￭The Index sponsor may adjust the Index in a way that may adversely affect its level and your interests, and the Index sponsor has no obligation to consider your interests.

￭You will have no rights of a holder of the securities included in the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

￭While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Index, none of us, MLPF&S, BofAS or our respective affiliates control any company included in the Index, and have not verified any disclosure made by any other company.

￭The value of, and your return on, the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Index. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Index trade against the U.S. dollar which you would have received if you had owned the securities in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

Valuation- and Market-Related Risks

￭Our initial estimated value of the notes is lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes exceeds our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes with a third party, which may include BofAS or one of its affiliates. These costs include the underwriting discount and an expected hedging related charge, as further described in “Structuring the Notes” on page TS-14.

￭Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value of the notes is determined by reference to our internal pricing models when the terms of the notes are set. These pricing models consider certain factors, such as our internal funding rate on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are different from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, the performance of the Index, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.

￭Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.

￭A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Market-Linked Step Up Notes TS-6

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Conflict-Related Risks

￭Our business, hedging and trading activities, and those of MLPF&S, BofAS and our and their respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S, BofAS or our or their respective affiliates engage in for our clients’ accounts, may affect the market value of, and return on, the notes and may create conflicts of interest with you.

￭There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

General Credit-Related Risks

￭Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Tax-Related Risks

￭The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below.

￭The conclusion that no portion of the interest paid or credited or deemed to be paid or credited on a note will be “Participating Debt Interest” subject to Canadian withholding tax is based in part on the current published administrative position of the CRA. There cannot be any assurance that CRA’s current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of Participating Debt Interest subject to Canadian withholding tax. If, at any time, the interest paid or credited or deemed to be paid or credited on a note is subject to Canadian withholding tax, you will receive an amount that is less than the Redemption Amount. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Summary of Canadian Federal Income Tax Consequences” below, “Canadian Taxation—Debt Securities” on page 66 of the prospectus and “Supplemental Discussion of Canadian Federal Income Tax Consequences” on page PS-41 of product supplement EQUITY SUN-1.

Additional Risk Factors

There are no assurances that the investment strategy implicit in the Index will be successful

As described below, the Index is composed of 100 of the highest dividend-paying stocks from the Americas, Europe and Asia/Pacific regions. The Index, however, is a “price return” index and, accordingly, you will not be entitled to or receive any benefit from any dividends issued by any Index constituents. A stock being a high dividend-paying stock should not be taken as an indication that such stock is likely to outperform stocks that pay lower dividends or that do not pay any dividends at all. To the contrary, payments of dividends to stockholders leaves a company with less cash to use for matters such as investments and operating expenses and large dividend payments may adversely affect the financial condition of a company and the market price of stock issued by that company. There can be no assurances regarding the performance of the Index, and the Index may underperform an index of securities selected by a different methodology.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement EQUITY SUN-1.

A “Market Measure Business Day” means a day on which:

(A) the Eurex (or any successor to the foregoing) is open for trading; and

(B) the Index or any successor thereto is calculated and published.

Market-Linked Step Up Notes TS-7

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources, without independent verification. The information reflects the policies of, and is subject to change by, STOXX Limited (the “Index sponsor”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes — Discontinuance of an Index” beginning on page PS-31 of product supplement EQUITY SUN-1. None of us, the calculation agent, MLPF&S, BofAS or our or their respective affiliates accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The STOXX® Global Select Dividend 100 Index

General

The Index was created by STOXX, a wholly owned subsidiary of Deutsche Börse AG. The Index has a base date of December 31, 1998 and a base value of 1,000. The Index is disseminated on the STOXX website and stoxx.com, which sets forth, among other things, the country and industrial supersector weightings of the securities included in the Index. Information contained on the STOXX website is not incorporated by reference in, and should not be considered a part of, this term sheet. Neither we nor BofAS nor any of our or their respective affiliates accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index. STOXX does not guarantee the accuracy or the completeness of the Index or any data included in the Index.

The Index is one of the STOXX® Select Dividend Indices and is composed of 100 of the highest dividend-paying stocks from the Americas, Europe and Asia/Pacific Regions. The Index contains 40 components for the Americas and 30 components each for Europe and Asia/Pacific by combining the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index. Although the Index measures the performance of high dividend-yielding companies, the Index is a “price return index” and, therefore, the return on the Index will not include any dividends paid on the securities that make up the Index. The Index is calculated in euros. For more information on the STOXX® Dividend Indices, including their index maintenance and calculation, please see “—The STOXX® Select Dividend Indices” below.

The STOXX® Select Dividend Indices

Each of the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index is a STOXX® regional Select Dividend Index which is derived from its applicable STOXX® benchmark index or regional subset (the STOXX® Europe 600 Index with respect to the STOXX® Europe Select Dividend 30 Index, the STOXX® North America 600 Index with respect to the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific 600 Index with respect to the STOXX® Asia/Pacific Select Dividend 30 Index). Each STOXX® regional Select Dividend Index contains a fixed number of stocks which represents the highest dividend-paying stocks relative to their home markets.

Components of the applicable STOXX® benchmark index or regional subset and their secondary share lines are eligible for inclusion in the applicable STOXX® regional Select Dividend Index. Companies are screened for the following criteria: indicated annualized dividend (applies for components and non-components), non-negative dividend growth rate over the past five years (applies for non-components only), dividend payments in four out of five calendar years (applies for non-components only), non-negative payout ratio (applies for components and non-components), a payout ratio of less than or equal to a specified percentage (determined on a STOXX® regional Select Dividend Index basis and applies for non-components only) and a minimum level of liquidity (applies for non-components) as described below. For companies that have more than one share line, the line with the higher dividend yield is chosen.

The minimum liquidity threshold for each non-component is based on the average daily traded value over the 3-month period ending on the month prior to the review month and is determined as follows:

where ADTVi represents the average daily traded value of the ith non-component stock over the 3-month period ending on the month prior to the review month and N equals the fixed number of components in the applicable STOXX® regional Select Dividend Index. “Threshold” and “ADTV days” in the equation above is a specified value dependent on the applicable region for the applicable STOXX® regional Select Dividend Index. With respect to the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index, the values for “Threshold” and “ADTV days are as indicated in the grid below. A non-component is considered eligible if the above inequality holds.

Index	Threshold (EUR)	ADTV days
STOXX® Europe Select Dividend 30 Index	300,000,000	3
STOXX® North America Select Dividend 40 Index	300,000,000	3
STOXX® Asia/Pacific Select Dividend 30 Index	300,000,000	3

To obtain the selection list, all companies are ranked according to an outperformance factor, calculated as the net dividend yield of the company divided by the net dividend yield of the corresponding home market (which is defined on a STOXX® regional Select Dividend Index basis). Companies will remain in a particular STOXX® regional Select Dividend Index if their ranking is sufficiently high (determined on a STOXX® regional Select Dividend Index basis). The highest ranking non-components are added to a given STOXX® regional Select

Market-Linked Step Up Notes TS-8

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Dividend Index if the number of components falls below the fixed target number for constituents for such index. Certain STOXX® regional Select Dividend Indices cap the number of constituents which may be sourced from a particular country included in a STOXX® benchmark index or regional subset from which constituents are sourced. Please see the grid below for specific details for each of the STOXX® Europe Select Dividend 30 Index, the STOXX® North America Select Dividend 40 Index and the STOXX® Asia/Pacific Select Dividend 30 Index.

Index	Net Dividend Yield of Corresponding Home Market	Ranking Requirements
STOXX® Europe Select Dividend 30 Index	The maximum of (STOXX Country TMI net dividend yield; STOXX Europe TMI net dividend yield)

All current components ranked from 1 to 60 in the selection list will remain in the index. If the number of stocks is below 30, the highest ranked non-components are added until there are enough stocks

STOXX® North America Select Dividend 40 Index	STOXX Country TMI net dividend yield

The companies are ranked by the outperformance factor for each country and the region as a whole. All current components ranked 60 or above in each country ranking will remain in the index. If the number of stocks is still below 40, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 30 stocks per country can be included in the index.

STOXX® Asia/Pacific Select Dividend 30 Index	The maximum of (STOXX Country TMI net dividend yield; STOXX Asia/Pacific TMI net dividend yield)

The companies are ranked by the outperformance factor for each country and the region as a whole. All current components ranked 20 or above in each country ranking will remain in the index. If the number of stocks is still below 30, the highest ranked non-components from the regional ranking are added until there are enough stocks. A maximum of 10 stocks per country can be included in the index.

The STOXX® Select Dividend Indices

Index Maintenance

The composition of the STOXX® Select Dividend Indices is reviewed annually in March. The STOXX® Select Dividend Indices are also reviewed on an ongoing basis.

To maintain the number of components constant, a deleted stock is replaced with the highest-ranked non-component on the selection list. The selection list is updated on a quarterly basis according to the review component selection process. The restrictions on the maximum count per country are applied. If a company is deleted from a STOXX® Select Dividend Index between the annual review dates, but is still a component of its applicable STOXX® benchmark index or regional subset, the stock will remain in the applicable STOXX® Select Dividend Index until the next annual review, provided that it still meets the requirements for that index.

If STOXX becomes aware of dividend data changes for the components of a STOXX® Select Dividend Index, the following index adjustments may occur. The timing of the index adjustment depends on the changes in the dividend data. If the company cancels one of its dividends, the company will be deleted from the applicable STOXX® Select Dividend Index and the replacement will be announced immediately, to be implemented two trading days later and effective the next trading day. If the company lowers its dividend, the company will remain in the applicable STOXX® Select Dividend Index until the next selection list is available. If, on the next selection list, the company meets the relevant ranking requirements as specified by the particular STOXX® Select Dividend Index, it will remain in the index; otherwise it will be removed and replaced by the highest-ranked non-component on the selection list. The changes will be announced on the fifth trading day of the month together with the selection list and become effective on the first trading day after the third Friday of the month. The weight factors for the new components will be published on the quarterly underlying data announcement based on previous day closing prices.

Spin-off stocks are not considered for immediate addition in a STOXX® Select Dividend Index. If the original company has a significantly lower dividend after the spin-off, then its status will be reviewed as described in the immediately preceding paragraph above. In the case of mergers or takeovers, the original stock is replaced by the surviving stock if it meets the ranking requirements of the particular STOXX® Select Dividend Index on its selection list. If the stock of the surviving company is not sufficiently ranked, the original stocks are replaced with the highest-ranked non-component on the selection list.

Market-Linked Step Up Notes TS-9

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Computation of the Index

Each STOXX® Select Dividend Index is weighted based on the components’ stock prices and weighting factors. The formula for calculating a STOXX® Select Dividend Index value can be expressed as follows:

Where:

= Index level at time (t)
t	= Time the index is computed
n	= Number of companies in the index
= Price of company (i) at time (t)
= Weighting factor of company (i) at time (t)
= Weighting cap factor of company (i) at time (t)
= Divisor of the index at time (t)

The weighting factor for each component stock of a STOXX® Select Dividend Index is calculated based on net-dividend yields, as follows:

Where:

wi	= weight of company i
Di	= net dividend of company i
pi	= closing price of company i
Dj	= net dividend of company j
pj	= closing price of company j
N	= number of index components

The weighting factors are published on the second Friday in March, one week prior to quarterly review implementation using Thursday’s closing prices.

The weighting cap factor for each component stock of a STOXX® Select Dividend Index is determined as follows:

Weighting cap factor = (1,000,000,000 × initial weight / closing price of the stock in EUR), rounded to integers.

For all STOXX® Select Dividend Indices, except for the Index, an additional cap factor of 15% applies. The Index employs a 10% cap factor. All weighting cap factors are reviewed quarterly.

Each STOXX® Select Dividend Index is also subject to a divisor, which is adjusted to maintain the continuity of index values despite changes due to certain corporate actions as discussed in this index methodology.

Market-Linked Step Up Notes TS-10

Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Historical Data

The following graph shows the daily historical performance of the Index in the period from January 1, 2014 through December 23, 2024. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 3,006.46.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the levels of the Index.

License Agreement

BNS has entered into a non-exclusive license agreement with STOXX, which grants BNS a license in exchange for a fee to use the SDGP in connection with the issuance of certain securities, including the notes.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to BNS, other than the licensing of the SDGP and the related trademarks for use in connection with the notes.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:

●sponsor, endorse, sell or promote the notes;

●recommend that any person invest in the notes or any other financial products;

●have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes;

●have any responsibility or liability for the administration, management or marketing of the notes; and

●consider the needs of the notes or the owners of the notes in determining, composing or calculating the SDGP or have any obligation to do so.

STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise) in connection with the notes or their performance.

STOXX does not assume any contractual relationship with the purchasers of the notes or any third parties.

Specifically,

●STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not make any warranty, express or implied and disclaim any and all warranty about:

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

●the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SDGP and the data included in the SDGP;

●the accuracy, timeliness, and completeness of the SDGP or its data;

●the merchantability and the fitness for a particular purpose or use of the SDGP or its data; and

●the performance of the notes generally.

●STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the SDGP or its data; and

●under no circumstances will Deutsche Börse Group and their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the SDGP or its data or generally in relation to the notes, even in circumstances where STOXX, Deutsche Börse Group and their licensors, research partners or data providers are aware that such loss or damage may occur.

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Structuring the Notes

The notes are our unsecured senior debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors — Conflict-Related Risks” beginning on page PS-19 and “Use of Proceeds and Hedging” on page PS-23 of product supplement EQUITY SUN-1.

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

Summary of Canadian Federal Income Tax Consequences

See “Supplemental Discussion of Canadian Federal Income Tax Consequences” in product supplement EQUITY SUN-1. In addition to the assumptions, limitations and conditions described therein, such discussion assumes that no amount paid or payable to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Act.

Summary of U.S. Federal Income Tax Consequences

The following is a general description of certain U.S. federal tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are residents for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date. We urge you to read the more detailed discussion in the “Material U.S. Federal Income Tax Consequences” section beginning on page PS-43 of product supplement EQUITY SUN-1.

No statutory, regulatory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes (and of having agreed to the required tax treatment of your notes described below) and as to the application of state, local or other tax laws to your investment in your notes and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the notes, BNS and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your notes as prepaid derivative contracts with respect to the Index. If your notes are so treated, you should generally recognize long-term capital gain or loss if you hold your notes for more than one year (and, otherwise, short-term capital gain or loss) upon the taxable disposition (including cash settlement) of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. The deductibility of capital losses is subject to limitations.

Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument or pursuant to some other characterization, such that the timing and character of your income from the notes could differ materially and adversely from the treatment described above.

Section 1297. We will not attempt to ascertain whether any entity the stock of which is included in the Index would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply to U.S. holders upon the taxable disposition (including cash settlement) of the notes. You should refer to information filed with the SEC or an equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if such entity is or becomes a PFIC.

Notice 2008-2. In 2007, the Internal Revenue Service (the “IRS”) released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the U.S. Department of the Treasury (the “Treasury”) are actively considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes.

Furthermore, in 2013 the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect securities that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.

Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, discussed below, you should generally not be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 871(m) of the Code, discussed below, gain realized from the taxable disposition of a note generally will not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Section 897. We will not attempt to ascertain whether the issuer of any reference asset constituent stock would be treated as a “United States real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity and/or the notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain realized by a non-U.S. holder in respect of the notes upon a taxable disposition (including cash settlement) of the notes to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any such entity as a USRPHC and/or the notes as USRPI.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2027.

Based on our determination that the notes are not “delta-one” with respect to the Index or any U.S. security included in the Index, our special U.S. tax counsel is of the opinion that the notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations on the date the terms of the notes are set. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after the date the terms are set, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Index, any U.S. security included in the Index or your notes, and following such occurrence your notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if you enter, or have entered, into certain other transactions in respect of the Index, any U.S. security included in the Index or the notes. If you enter, or have entered, into other transactions in respect of the Index, any U.S. security included in the Index or the notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends or other fixed

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Market-Linked Step Up Notes Linked to the STOXX® Global Select Dividend 100 Index due December 28, 2026

or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of BNS and those of the issuers of the stocks included in the Index).

Validity of the Notes

In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special counsel to BNS, when the notes offered by this term sheet have been executed and issued by BNS and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of BNS, enforceable against BNS in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Osler, Hoskin & Harcourt LLP, Canadian legal counsel for BNS, in its opinion expressed below.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the notes, authentication of the notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP dated October 9, 2024 filed with the SEC as Exhibit 5.3 to the Registration Statement on Form F-3 on October 9, 2024.

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of BNS in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of BNS, subject to the following limitations (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, preference, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustees’ authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 9, 2024, which has been filed as Exhibit 5.2 to BNS’s Form F-3 filed with the SEC on October 9, 2024.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. You should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Market-Linked Step Up Notes TS-17